April 15, 2026

Jayshree S. Desai
Chief Financial Officer
Quanta Services, Inc.
2727 North Loop West
Houston, Texas 77008

        Re: Quanta Services, Inc.
            Form 10-K for the fiscal year ended December 31, 2025
            File No. 001-13831
Dear Jayshree S. Desai:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2025
4. Revenue Recognition and Related Balance Sheet Accounts
Performance Obligations, page 76

1. We note that 66.1% of your $23.76 billion remaining performance obligations as of
       December 31, 2025 is expected to be recognized within the next 12 months. Please tell us in what periods you expect to recognize the remaining 33.9% and how your current disclosures reflect the appropriate time bands for your arrangements. In that regard, please tell us how you considered disclosure around revenue expected to be recognized within 1 year, 2 years, etc. Refer to ASC 606-10-50-13(b).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 April 15, 2026
Page 2

       Please contact Ameen Hamady at 202-551-3891 or Jeffrey Lewis at 202-551-6216 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Real Estate &
Construction